SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     NEW WORLD COFFEE MANHATTAN BAGEL, INC.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    648904100
                                    ---------
                                 (CUSIP Number)


                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1       NAME(S) OF REPORTING PERSON(S)
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Donald F. Conway
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

  NUMBER OF            (5)      SOLE VOTING POWER . . . . . . . . . . 2,173,913*
   SHARES
 BENEFICIALLY          (6)      SHARED VOTING POWER . . . . . . . . . . . . 0
  OWNED BY
    EACH               (7)      SOLE DISPOSITIVE POWER. . . . . . . . 2,173,913*
 REPORTING
  PERSON               (8)      SHARED DISPOSITIVE POWER. . . . . . . . . . 0
   WITH
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,173,913*
------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.8%
------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* Shares are owned of record by the Manhattan Bagel Unsecured Creditors Trust, of which Mr. Conway is trustee and has the power to vote and dispose of the shares.

1       NAME(S) OF REPORTING PERSON(S)
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Manhattan Bagel Unsecured Creditors Trust
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
------------------------------------------------------------------------------

  NUMBER OF               (5)      SOLE VOTING POWER . . . . . . . . . . . . . 0
   SHARES
 BENEFICIALLY             (6)      SHARED VOTING POWER . . . . . . . . . . . . 0
  OWNED BY
    EACH                  (7)      SOLE DISPOSITIVE POWER. . . . . . . . . . . 0
 REPORTING
  PERSON                  (8)      SHARED DISPOSITIVE POWER. . . . . . . . . . 0
   WITH
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,173,913*
--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.8%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

* Shares are owned of record by the Manhattan Bagel Unsecured Creditors Trust. The trustee of the trust exercises the power to vote and dispose of the shares.

Item 1.
-------

        (a)      Name of Issuer:

                 New World Coffee Manhattan Bagel, Inc.

        (b)      Address of Issuer's Principal Executive Offices:

                 246 Industrial Way West
                 Eatontown, New Jersey  07724

Item 2.
-------

        (a)      Name of Persons filing:

                 Donald F. Conway,  as trustee (the "Trustee") for The Manhattan
                 Bagel  Unsecured   Creditors  Trust  and  The  Manhattan  Bagel
                 Unsecured Creditors Trust (the "Trust")

        (b)      Address of Principal Business Office:

                 c/o DRUKER, RAHL & FEIN
                 200 Canal Pointe Blvd.
                 Princeton, NJ 08540

        (c)      Citizenship:

                 The Trustee is a citizen of the United States. The Trust was formed under the laws of the United States.

        (d)      Title of Class:

                 Common Stock, $.001 Par Value

        (e)      CUSIP Number:

                 648904 10 0

Item 3.  Filings Pursuant to Rules 13d-1(b) or 13d-2(b) or (c)
-------  -----------------------------------------------------

     Not applicable

Item 4.  Ownership
-------  ---------

        (a)      Amount Beneficially Owned:

                 The Trust is the direct beneficial owner of 2,173,913 shares of Common Stock. The Trustee is the indirect beneficial owner of the same 2,173,913 shares of Common Stock by virtue of his position as trustee with the right to vote and dispose of the shares.

        (b)      Percent of Class:

                 10.8%

        (c)      Number of shares of Common Stock as to which the Trustee has:

            (i)      Sole power of vote or direct the vote:  2,173,913

            (ii)     Shared power to vote or to direct the vote:  0

            (iii)    Sole power to dispose or to direct the disposition:
                     2,173,913

            (iv)     Shared power to dispose or to direct the disposition:  0

                 The power of the Trust to vote and dispose of the Shares is exercised by the Trustee.

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------  ---------------------------------------------------------------

         The Trust has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock held by it.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
-------  --------------  -------------------------------------------------------
         Security Being Reported by the Parent Holding Company.
         ------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ----------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group.
-------  -------------------------------

         Not applicable.

Item 10. Certification.
-------- --------------

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1999



                                            /s/ Donald F. Conway
                                            ------------------------------
                                            Donald F. Conway, individually



                                            /s/ Donald F. Conway
                                            ------------------------------------
                                            Donald F. Conway, as Trustee for The
                                            Manhattan Bagel Unsecured Creditors
                                            Trust



                 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

587795

                                       2